ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
June 9, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated May 25, 2005 entitled "Notice regarding Resolution to Grant Stock Options"; and

2. Press release dated June 1, 2005 entitled "Notice of Business Alliance with RECRUIT, Issue of Shares through Third-Party Allotment, and Change in Principal Shareholders".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,



Hironori Shibata

Enclosure

Translation

File No.82-5139



JASDAQ

URL: http://www.cybird.co.jp/english/investor/

News Release

May 25, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Co-President
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Resolution to Grant Stock Options

On May 25, 2005, the board of directors of CYBIRD Co., Ltd. approved the submission of a resolution to grant stock options (subscription-rights) based on the Japanese Commercial Code Clause 20 and 21, Article 280, to the 7th general shareholders meeting on June 29, 2005.

1. Purpose of Granting Stock Options

We aim to boost the motivation and commitment of management, employees, and contributors of the Company and associated companies (hereinafter termed "Targeted Group") to achieve better consolidated performance by granting subscription rights for shares in accordance with 2 below.

2. Conditions for Granting Stock Options

(1) Type of shares for which stock options are granted
Not more than 5,000 common shares of CYBIRD Co., Ltd. in total.

(2) Total Number of Options to be Issued
Not more than 5,000 in total.
One option represents the subscription right for one share.

However, if CYBIRD conducts a stock-split or split-down after the options are issued, the number of shares to be issued per option will be adjusted in proportion to the split or split down. Fractions will be rounded down. If the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made. Furthermore, if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the subscription right, the number of shares to be issued per option will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(3) Issue Price of Stock Options
Gratuitous issuance

(4) Total Amount to Be Paid on Exercise of Options

The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.

The Exercise Price of the subscription right granted by this stock option is the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by Jasdaq Securities Exchange, Inc. during the previous month of the date the subscription rights are actually granted, rounding up fractions less than one Japanese yen. However, if the closing price on the day that the options are granted (or in the case of no trading on that day, the closing price on the most recent day on which trading did occur) is higher than the average closing price, then it shall be used as the average closing price.

In the case that the following events occur after the date that the options are granted, the Exercise Price will be adjusted accordingly.

(a) If CYBIRD issues new common stock at a price below market value (other than the execution of convertible bonds, or subscription-rights based on Article 280, Clause 19 of the Japanese Commercial Code before its revision on April 1, 2002) or if it redistributes shares held as treasury stock, the Exercise Price of the subscription right will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Adjusted Exercise Price} = \text{Pre-Adjustment Exercise Price} \times \frac{\text{\# of Outstanding Shares} + \dfrac{\text{\# of New Shares Issued} \times \text{Subscription Price}}{\text{Market Price}}}{\text{\# of Outstanding Shares} + \text{\# of New Shares Issued}}$$

In the above calculation, the "Number of Outstanding Shares" does not include treasury stock of CYBIRD. In the case of the redistribution of shares held as treasury stock, the "No. of New Shares Issued" in this formula must be replaced with "No. of Redistributed Treasury Shares."

(b) In the case of a stock split or split-down, the Exercise Price of the option is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

(c) If capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the Exercise Price, it will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(5) Exercise Period of Stock Options

From September 1, 2007 to August 31, 2013

(6) Other Terms and Conditions for Exercise of Stock Options

Stock option holders cannot partially exercise their options.

(7) Cancellation of Stock Options

CYBIRD can cancel unexercised options that it owns without payment at anytime.

(8) Transfer of Stock Options

Transfer of stock options requires the approval of CYBIRD's board of directors.

(End of document)

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/

News Release

June 1, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Co-President
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Business Alliance with RECRUIT, Issue of Shares through Third-Party Allotment, and Change in Principal Shareholders

Tokyo, Japan, June 1, 2005 — In a meeting held today, the Board of Directors decided to conclude a business alliance with RECRUIT Co., Ltd. (President and C.E.O., Hitoshi Kashiwaki). The business tie-up will cover mobile phone-based services utilizing such non-contact type IC technologies as FeliCa and mobile phone-based content solution services. CYBIRD also decided to make a share issue through a third party allotment, details of which are given below. In conjunction with the share issue, there will be a change in the principal shareholders of CYBIRD, which is also reported below.

I. Business Alliance with RECRUIT

1. Purpose of Business Alliance

CYBIRD has announced that under a mid-term corporate strategy covering the period to March 2008 the Company will aim to build a solid customer base that will be utilized to start up such new businesses as commerce and advertising. CYBIRD intends to keep customers using its services by supplying quality content to its existing customers and maintaining the mobile site- and e-mail-based services to customers that the Company has attracted through other measures. Under the agreement with RECRUIT, CYBIRD will 1) have access to RECRUIT's know how in the information services business in undertaking its full-scale development of a mobile advertising business and 2) utilize RECRUIT's wide-ranging network to jointly develop mobile-based advertising, commerce, and content services businesses.

On the other hand, RECRUIT has been developing a diversified range of media for its information services to meet user needs. In addition to its information magazines, the company has moved into Internet media. RECRUIT believes that such services will result in the strengthening of contacts with customers and will also contribute to improving its level of services. Based on this perspective, in consideration of the recent media environment, RECRUIT believes that the rapidly evolving mobile services field as an important issue for its business development. Under the agreement with CYBIRD, RECRUIT will 1) utilize the variety of services developed by CYBIRD to strengthen its user contact network in existing businesses and develop new mobile services and 2) accelerate its business development in the mobile services field by quickly realizing the previously mentioned goals and, with the assistance of CYBIRD, acquiring development and planning capabilities to support its efforts.

2. Details of Business Alliance

① Utilize non-contact type IC (FeliCa)-enabled mobile phones, to jointly and cooperatively enter and actively develop the mobile marketing services, advertising, and other businesses that both partners are currently developing or planning to develop.

② To jointly and cooperatively enter and actively develop the mobile phone-based information content services and e-commerce businesses.

③ For the purposes stated above, RECRUIT will send an outside director to serve on CYBIRD's board of directors, and CYBIRD will establish an in-house organization to promote business development under the alliance, and consider future business development.

④ RECRUIT and CYBIRD will both form steering committees in-house comprised of representative and other directors to promote business development under the alliance.

3. Outline of RECRUIT

Please see Appendix

4. Start of Business Alliance

June 1, 2005

II. Share Issue through Third Party Allotment

1. Outline of share issue

①Number of shares to be issued:	23,500 common shares
②Issue price:	¥180,962 per share
③Total value of issue:	¥4,252,607,000
④Amount added to capital:	¥90,481 per share
⑤Total amount included in capital:	¥2,126,303,500
⑥Application date:	June 20, 2005 (Monday)
⑦Settlement date:	June 21, 2005 (Tuesday)
⑧Record date for dividends:	April 1, 2005 (Friday)
⑨Share transfer date:	June 22, 2005 (Wednesday)
⑩Purchase and allotment amount:	RECRUIT Co., Ltd.; 23,500 shares

⑪Above items are contingent on approval under the Securities and Exchange Act.

2. Total Number of Outstanding Shares (Capital)

Current outstanding shares	206,247shares (at March 31, 2005)
(Current capital	¥3,267,415,357)
Additional shares to be issued	23,500shares
(Increase in capital	¥2,126,303,500)
Outstanding shares after increase	229,747shares
(Total capital after increase	¥5,393,718,857)

3. Reason for Capital Increase and Use of Funds

①Reason for capital increase

CYBIRD has announced that under a mid-term corporate strategy covering the period to March 2008 the Company will aim to build a solid customer base that will be utilized to start up such new businesses as commerce and advertising. CYBIRD intends to keep customers using its services by supplying quality content to its existing customers and maintaining the mobile site- and e-mail-based services to customers that the Company has attracted through other measures.

The capital increase is being made to enable further acceleration of business activities aimed at achieving the goals of the mid-term corporate strategy by combining RECRUIT's wide-ranging customer network and its know how in the information services business with the mobile businesses that CYBIRD is developing. In addition, the capital increase will supply funds to finance new business start-ups and merger and acquisition reserves.

②Use of funds

Of the ¥4,252 million (scheduled amount) to be raised in the capital increase, ¥50 million will be allocated to issuing expenses, with the remainder to be applied to business start-ups, and M&A reserves.

③Earnings and dividend forecasts

These earnings forecasts are the same as previously announced forecasts.

Consolidated Earnings Forecast

	Net sales	Ordinary income	Net income	Earnings per share
FY ending March 2006 (Forecast announced in Results of Operation)	Mill. of yen 16,100 to 18,100	Mill. of yen 1,200 to 1,500	Mill. of yen 700 to 880	Yen 3,120.48 to 3,922.89
FY ended March 2005 (Actual performance)	12,488	721	1,519	7,435.47

Non-consolidated Earnings Forecast

	Net sales	Ordinary income	Net income	Earnings per share	Annual dividends per share
FY ending March 2006 (Forecast announced in Results of Operation)	Millions of yen 13,500 to 15,500	Mill. of yen 850 to 1,150	Mill. of yen 510 to 690	Yen 2,273.49 to 3,075.90	Yen 167.00
FY ended March 2005 (Actual performance)	11,721	774	1,482	7,251.78	334.00

Note: The per share figures for net income on a consolidated and non-consolidated basis for the fiscal year ending March 2006 have been calculated using an average number of share outstanding of 224,324shares as given in 2. The Total Number of Outstanding Shares above.

④Dividend policy

CYBIRD recognizes returning profits to its shareholders as a top priority. The Company's basic dividend policy is to determine dividends after consideration of its business performance, financial position and the need to expand internal reserves for future business development. Internal reserves are applied to new business start-ups, M&A reserves, and working capital.

The Company is committed to achieving performance growth to enable it to return profits to shareholders.

⑤Method of calculation of issue price

The issue price has been set at ¥180,962 per share (2.00% discount) with reference to the average closing price of CYBIRD's shares on the Jasdaq Securities Exchange (¥184,656) during the three months prior to the decision by the board of directors to issue the shares (March 1, 2005 to May 31, 2005).

⑥Outline of RECRUIT

Please see Appendix

⑦Notification of sale of shares by RECRUIT

CYBIRD has not formed an agreement with RECRUIT regarding the long-term holding or deposit of its shares. However, RECRUIT has informally consented to promptly notify CYBIRD in writing of the name, address, number of shares transferred, acquisition date, acquisition price, reason for sale, method of sale, and other particulars should RECRUIT sell all or a portion of the shares acquired through the allotment over a period of two year commencing with June 21, 2005.

⑧Stance on future capital increases

The Company will carefully consider future capital increases based on its business development plans, capital needs, and performance forecasts.

⑨Capital increase (Schedule)

June 1, 2005 (Wednesday) Board of directors decide on share issuance
June 1, 2005 (Wednesday) Securities Report submitted (Kanto Financial Bureau)
June 1, 2005 (Wednesday) Notification of decision by the board to issue shares
June 1, 2005 (Wednesday) Announcement and distribution materials at press club
June 6, 2005 (Monday) Public announcement of decision by the board to issue shares
June 9, 2005 (Thursday) Issuance approved
June 20, 2005 (Monday) Application date
June 21, 2005 (Tuesday) Payment and capital increase date
June 22, 2005 (Wednesday) Share transfer date

⑩Principal shareholders after the capital increase (based on shareholder register at March 31, 2005)

Rank	Name	Share holdings (shares)	Ownership (%)
1	Kazutomo Robert Hori	27,354	11.90
2	RECRUIT Co., Ltd.	25,300	11.01
3	Yosuke Iwai	11,142	4.84
4	Omron Corporation	10,800	4.70
5	Omron Finance Co., Ltd.	10,680	4.64
6	Japan Securities Finance Co., Ltd.	9,657	4.20
7	Japan Trustee Services Bank, Ltd. (Trust Account)	9,104	3.96
8	Nippon Television Network Corporation	7,500	3.26
9	Raumuzu Co., Ltd.	7,130	3.10
10	IMAGICA Corp.	7,050	3.06
Issued and Outstanding Shares		229,747	100.00

⑪Equity finance conducted over the past three years

(1) Equity finance

Date	Capital increase	Paid-in capital after increase	Capital surplus after increase
December 18, 2003	¥1,036,933,000	¥3,133,991,000	¥3,190,687,000

(2) Share prices over the past three years

	FY2003/3	FY2004/3	FY2005/3
Opening price	¥550,000 □¥300,000	¥274,000	¥425,000 □¥148,000
High	¥675,000 □¥376,000	¥473,000	¥697,000 □¥221,000
Low	¥500,000 □¥240,000	¥159,000	¥350,000 □¥115,000
Closing price	¥580,000 □¥273,000	¥428,000	¥386,000 □¥183,000
P/E ratio	16.0 times	138.9 times	24.6 times

Notes: 1. □ denotes stock price after the ex-rights period related to stock splits
2. The price earnings ratio is calculated by dividing the closing price of one share at fiscal year end by net income per share for the fiscal year in question.

III. Change in Principal Shareholders

As a result of the third party capital increase, the following change is expected in the principal shareholders.

1. Principal Shareholder

RECRUIT Co., Ltd.

2. Voting Rights Held by RECRUIT (Shares Owned) and Proportion of Total Voting Rights (Outstanding Shares) After Change

1) Voting rights held by RECRUIT (Shares owned)

Before change: 1,800 units (1,800 shares) (16th largest shareholder)

After change: 25,300 units (25,300 shares) (2nd largest shareholder)

2) Proportion of total voting rights (Outstanding shares)

Before change: 0.87% (0.87%)

After change: 11.01% (11.01%)

Note: 1. The above figure for proportion of total voting rights (outstanding shares) after change is calculated by using the total of the shares to be issued in the third party capital increase and the outstanding shares as of March 31, 2005.

3. Scheduled Date of Change: June 21, 2005

4. Total Voting Rights, Outstanding Shares, and Capital on Scheduled Date of Change (June 21, 2005)

Total voting rights: 229,747units

Outstanding shares: 229,747shares

Capital: ¥5,393,718,000

Note: 1. The above figure for total voting rights (outstanding shares) on the Scheduled Date of Change has been calculated by adding the shares to be issued in the third party capital increase to the outstanding shares as of March 31, 2005. Similarly, the figure for capital has been calculated by adding the capital to be added through third party capital increase to capital as of March 31, 2005.

(Appendix)

Outline of Receiver of Share Allotment

<table>
<tr><td colspan="3">Name of receiver of share allotment</td><td>RECRUIT Co., Ltd.</td></tr>
<tr><td colspan="3">Number of shares allotted</td><td>23,500 shares</td></tr>
<tr><td colspan="3">Payment</td><td>¥4,252,607,000</td></tr>
<tr><td rowspan="5">Corporate data</td><td colspan="2">Address</td><td>8-4-17 Ginza, Chuo-ku, Tokyo</td></tr>
<tr><td colspan="2">Representative</td><td>Hitoshi Kashiwaki, President and C.E.O</td></tr>
<tr><td colspan="2">Paid-in capital</td><td>¥3,002,640,000 (As of March 31, 2005)</td></tr>
<tr><td colspan="2">Major businesses</td><td>Information services, advertising, publications</td></tr>
<tr><td colspan="2">Principal shareholders</td><td>1. Employees stock plan [25.7%]
2. Daiei Inc. [9.0%]
3. Recruit Ablic Inc. [8.5%]
4. Tokyo Electric Power Company, Incorporated [5.0%]
5. Toppan Printing Co., Ltd. [5.0%]
6. Dai Nippon Printing Co., Ltd. [5.0%]
(As of March 31, 2005)</td></tr>
<tr><td rowspan="5">Business Relationships</td><td rowspan="2">Capital</td><td>RECRUIT shares held by CYBIRD</td><td>None</td></tr>
<tr><td>CYBIRD shares held by RECRUIT</td><td>1,800 shares</td></tr>
<tr><td rowspan="3">Transactions</td><td>Business transactions</td><td>RECRUIT provides content to CYBIRD</td></tr>
<tr><td>Non-business transactions</td><td>RECRUIT provides personnel recruiting services to CYBIRD</td></tr>
<tr><td>Staff relationship</td><td>None</td></tr>
</table>

(End of document)